NORTHERN DYNASTY MINERALS LTD. NINE MONTHS ENDED SEPTEMBER 30, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

NORTHERN DYNASTY MINERALS LTD. NINE MONTHS ENDED SEPTEMBER 30, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1         Date

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited financial statements of Northern Dynasty Minerals Ltd. ("Northern Dynasty", or the "Company") for the nine months ended September 30, 2004.

This MD&A is prepared as of November 23, 2004. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

1.2         Overview

Northern Dynasty Minerals Ltd. ("Northern Dynasty" or the "Company") is a mineral exploration company focused on the Pebble Gold-Copper-Molybdenum Project. The Pebble property is located in Alaska near the village of Iliamna, approximately 380 kilometers southwest of Anchorage.

In the third quarter of 2004, Bruce Youngman retired as a director and officer of the Company in part to pursue other business interests; however he continues to provide consulting services to the Company. Three independent directors were appointed to the Board. These are Walter Segsworth, P.Eng., Wayne Kirk, LLB, and David Elliott, CA.

Subsequent to the end of the quarter, in November 2004, Northern Dynasty was listed on the American Stock Exchange. The Company commenced trading on November 4, 2004 under the symbol NAK. Northern Dynasty will continue to trade on the TSX Venture Exchange under the symbol NDM.

Pebble Project

Property Agreements

Northern Dynasty is acquiring the Pebble Project via two options from Teck Cominco American Incorporated ("Teck Cominco"), and by way of an October 2001 assignment agreement with Hunter Dickinson Group Inc. ("HDGI"), a private company with certain directors in common with the Company. Northern Dynasty was assigned an 80% interest in the two Teck Cominco options, with the right to acquire a 100% interest. The first option enables Northern Dynasty to purchase the 36 claims covering the Pebble deposit (the "Resource Lands") by paying Teck Cominco US$10 million in cash or shares with the same cash equivalency prior to November 30, 2004, and purchasing the 20% HDGI interest in shares at its independently appraised value. Upon exercise of the first option, Northern Dynasty has the right under a second option to earn a 50% interest in the surrounding "Exploration Lands" by completing 60,000 feet of drilling on the Exploration Lands before November 30, 2004. The Company met this requirement in the third quarter - approximately 67,651 feet of drilling had been completed on the Exploration Lands to September 30, 2004.

On November 23, 2004, the Company exercised the options by issuing 1,772,725 common shares of the Company to Teck Cominco and completing the required drilling. By exercising the options, the Company acquired an initial 80% interest in the Resource Lands. These shares represent the adjusted final payment of US$9.94 million which was required to be made by November 30th, 2004 under the Company's 2001 option agreement with Teck Cominco. Under the option agreement, Teck Cominco has the right, exercisable within 180 days, to require the Company to manage the liquidation of these shares over a period of up to two years, with any surplus proceeds over US$9.94 million credited back to the Company and any shortfall from that figure is required to be made up in cash or shares by the Company.

NORTHERN DYNASTY MINERALS LTD. NINE MONTHS ENDED SEPTEMBER 30, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company has also exercised its option to acquire 50% of Teck Cominco's interests in the Exploration Lands. Teck Cominco has 90 days to elect to form a 50-50 joint venture on the Exploration Lands or sell its 50% interest in the Exploration Lands to the Company for US$4 million, in cash or shares at the Company’s election, and it will then retain a 5% after-pay-back net profits interest in any mine located on the Exploration Lands. Any shares issued will be subject to the same liquidation management provisions as the 1,772,725 shares. The Company has also completed more than the 60,000 feet of drilling on the Exploration Lands required under the agreement to exercise the option.

As a consequence of exercising the Teck Cominco options, the Company also has a 90 day period to elect whether to also acquire the 20% carried interest in the Pebble Project held by a related party for share consideration equal to the independently appraised value of the 20% interest. The Company has formed a special committee of four disinterested directors to make the acquisition determination, to either acquire the 20% or form an 80:20 joint venture with the related party. Depending on the election of Teck Cominco, the joint venture may also include Teck Cominco in the Exploration Lands portion of the Pebble Project.

In summary, the Company will hold either 80% or 100% of the Resource Lands in its sole discretion and will own not less than 40% and up to 100% of the Exploration Lands dependent on the decisions of its special committee and Teck Cominco.

Pebble Project - Technical Programs

The Pebble property hosts an extensive, northeast-trending mineralized system defined by an 89 square kilometer Induced Polarization ("IP") chargeability anomaly that is associated with a multi-phase intrusive complex. The large Pebble porphyry gold-copper-molybdenum deposit, which was discovered and partially outlined through drilling from 1987-1997 by Teck Cominco, is situated in the northeastern part of the sulphide system. A porphyry copper-gold-molybdenum deposit, a porphyry copper zone, a gold-copper skarn occurrence and several high-grade gold veins, discovered in drilling by Northern Dynasty in 2002, also occur within the sulphide system to the southwest of the Pebble deposit.

Cautionary Note to U.S. Investors concerning Estimates of Inferred Resources

The following paragraph uses the term "inferred resources". The Company advises U.S. investors that while this term is recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects); the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or any economic study except for a preliminary assessment as defined under National Instrument 43-101. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

In 2003, Northern Dynasty drilled 58 holes in the Pebble deposit that indicated both an expansion to the Pebble deposit and the higher grade zones within it. This was confirmed by an independent resource estimate by Norwest Corporation. The estimated inferred mineral resource is 2.74 billion tonnes grading 0.55% copper-equivalent (0.30 g/t Au, 0.27% Cu and 0.015% Mo above a cut-off grade of 0.30% copper-equivalent1), containing 26.5 million ounces of gold and 16.5 billion pounds of copper. The higher-grade portions within the deposit are estimated to total 435 million tonnes grading 0.49 g/t Au, 0.42% Cu and 0.021% Mo, or 0.84% copper-equivalent above a cut-off grade of 0.70% copper-equivalent1.

______________________________________
1 Copper and gold equivalent calculations use metal prices of US$0.80/lb for copper, US$350/oz for gold, and US$4.50/lb for molybdenum. The contained gold and copper represent estimated contained metal in the ground and have not been adjusted for metallurgical recoveries. Adjustment factors to account for differences in relative metallurgical recoveries for gold, copper and molybdenum will depend upon the completion of definitive metallurgical testing.
CuEQ = Cu % + (Au g/t x 11.25/17.64) + (Mo % x 99.23/17.64)
The purpose of these factors is to convert to like units, and to adjust for the different relative values of each metal:

  Au expressed as Cu % = [(Au g/t x $350/oz / 31.1034768g/oz) / ($0.80/lb x 2204.6 lb/t)] x 100
  Mo expressed as Cu % = Mo % x ($4.50/lb x 2204.6 lb/t) / ($0.80/lb x 2204.6 lb/t)

NORTHERN DYNASTY MINERALS LTD. NINE MONTHS ENDED SEPTEMBER 30, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

Preliminary Assessment

Results of a preliminary assessment of the potential economics of a large-scale open pit operation at Pebble were announced subsequent to the end of the quarter in early November. The Preliminary Assessment was prepared in order to quantify the Pebble project's cost parameters and to provide guidance for the ongoing engineering work that will ultimately define the optimal scale of production. Preliminary forecasts and estimates in the report were developed to an order of magnitude level and are not based on systematic engineering studies. As is normal at this stage of a project, data is incomplete and estimates were developed based on the expertise of the engineers involved. The Preliminary Assessment was lead-authored by independent qualified person Derek Barratt, P.Eng., and co-authored by Northern Dynasty's in-house qualified person Peter Beaudoin, P.Eng.

The Preliminary Assessment indicates that the Pebble gold-copper-molybdenum porphyry deposit would be developed by conventional, large-scale, open pit mining methods. Four open pit stages were designed using the block model of the Pebble deposit established by Norwest Corporation for the February 2004 resource estimate. Processing of mill feed from the open pit would produce a flotation copper sulphide concentrate with gold and silver values as well as a separate molybdenum sulphide concentrate. Estimated metal recoveries of 88% for copper, 76% for gold and silver, and 60% for molybdenum were utilized in the financial modeling. These estimates are based upon on-going testwork by Northern Dynasty, and are in-line with other comparable large gold-copper porphyry mines. In the Preliminary Assessment, copper concentrate was estimated to grade 28% copper, 26.6 g/t gold, and 100 g/t silver, whereas molybdenum sulphide flotation concentrate was estimated to grade 50% molybdenum.

The Preliminary Assessment examined three production rate scenarios: 100,000 tonnes per day, 200,000 tonnes per day, and a phased expansion from 100,000 tonnes per day to 200,000 tonnes per day in year six. Construction capital costs, sustaining capital, operating costs, and off-site charges (such as concentrate transportation and smelter/refining charges) as well as revenues were all estimated in 2004 US dollars. Capital and operating cost estimates for the three production scenarios were developed from initial estimates by the major company which was the previous operator, as well as site specific data, current major equipment costs and reported costs at similar operating mines throughout the world. Capital cost estimates range from US$1.0 billion for a 100,000 tpd facility (Case 1) to US$1.5 billion for a 200,000 tpd facility (Case 2). Life of mine sustaining capital estimates range from a total of US$276 million for a 100,000 tpd project (Case 1) to a total of US$197 million for a 200,000 tpd project (Case 2). Operating cost estimates range from US$5.06 per tonne milled for a 100,000 tpd production rate (Case 1) to US$4.36 per tonne milled for a 200,000 tpd production rate (Case 2).

Financial models were developed on a pre-tax, 100 percent equity financed basis for each of the three production rates assessed. For the Preliminary Assessment, long-term average metal prices were estimated to be US$0.95/lb copper, US$395/oz gold, US$5.00/oz silver, and US$5.00/lb molybdenum. In addition, for each production rate scenario, financial analyses were completed over a range of metal prices. Although a capital cost of US$103 million was estimated for construction of the sea port and access road for the Pebble project, the financial analyses in this Preliminary Assessment do not include these costs on the assumption that the State of Alaska will parallel the implementation of its Southwest Alaska Regional Transportation Plan with project development. The results of financial analyses for the three production rates under consideration indicate that at the long-term average metal prices used in the Preliminary Assessment, the Pebble project could generate an Internal Rate of Return (IRR) of between 15.3% and 20.3%, and a Net Present Value (NPV), discounted at 5%, of between US$1.047 billion and US$2.091 billion. At recent metal prices of US$1.25/lb Cu, US$415/oz Au, US$7.00/oz Ag, and US$15/lb Mo, the IRR would increase to between 33.0% and 40.8% and the NPV, discounted at 5%, to between US$3.511 billion and US$5.972 billion.

NORTHERN DYNASTY MINERALS LTD. NINE MONTHS ENDED SEPTEMBER 30, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

These financial analyses are preliminary in nature and are based entirely on inferred mineral resources which are considered too speculative geologically to be categorized as mineral reserves and to have economic considerations applied to them. There is no assurance that the operating and financial projections in the Preliminary Assessment will be realized.

2004 Program

Northern Dynasty began extensive work programs in 2004, designed to advance the Pebble project through the feasibility stage. The 130,000 feet (40,000 m) program of systematic core drilling, completed subsequent to the end of the quarter, is designed to upgrade a significant portion of the current inferred mineral resource to measured and indicated classifications, as required for detailed pit designs and feasibility level mine planning, and to determine the deposit's full lateral and depth extent. Deposit drilling, which includes an extensive program of large diameter core drilling, is also being utilized for a variety of metallurgical, geotechnical and process design purposes.

Resource drilling began in May and to the end of September, 152 holes, totaling 111,217 feet (33,899 m), had been drilled on the Resource Lands and 64 holes, totaling 24,635 feet (7,508 m), on the Exploration Lands.

Soil testing and geotechnical (oriented core holes to test pit walls) drilling began in May, and drilling for metallurgical samples and rock characterization began in late July. The soil testing and geotechnical drilling was completed by the end of the third quarter, and metallurgical drilling was completed subsequent to the end of the quarter. Drill and personnel demobilization from the project site began in late October.

Infrastructure requirements for the Pebble project are now well defined and significant progress has been made on specific infrastructure development plans. Development of a mine at Pebble will require the construction of an 85 mile (138 km) road to connect the project to tidewater at Cook Inlet and a deep sea port facility. The State of Alaska's Southwest Regional Transportation Plan includes the construction of transportation facilities from Cook Inlet to the town of Iliamna, 17 miles (27 km) from the Pebble project. Northern Dynasty and the State are in discussion to integrate this sector of the State's plan with the Pebble project's potential development schedule. A recent transportation corridor analysis, commissioned by the State's Department of Transportation and Public Facilities, identified a preferred road corridor and port option.

Pre-feasibility level engineering studies for the port site and the road transportation corridor have now been commissioned by the State, with results expected to be reported in early 2005. Northern Dynasty's environmental consulting team is in the field collecting the necessary data for road and port permit applications. Metrological monitoring will continue through the winter months. The State and Northern Dynasty plan to continue their co-operation under a Memorandum of Understanding to be negotiated in the coming months.

A number of options for the provision of electric power to the project and neighboring villages have been identified and are currently being evaluated. These options include connection to the State's existing power transmission grid, either through a 41 mile (66 km) submarine connection to the Kenai Peninsula or an overland route on the west side of Cook Inlet. An alternative to a transmission grid connection

NORTHERN DYNASTY MINERALS LTD. NINE MONTHS ENDED SEPTEMBER 30, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

would involve the establishment of new generation facilities close to the mine or port area. In June 2004, Northern Dynasty issued a "Request for Proposals" for the provision of power to the Pebble project and is expecting to receive responses before year end.

An important part of the joint efforts by State agencies and Northern Dynasty is an increasing dialogue with local residents and other parties which may have an interest in the Project. Several meetings have been held in local villages and these will continue on a regular basis pursuant to the Company's commitment to community consultation. The Company has developed a newsletter for circulation to local communities with up-to-date information on site activities and to arrange community meetings. Most of this work is coordinated from Northern Dynasty's office in Anchorage, Alaska.

Other Properties

Northern Dynasty holds a 37.5% participating joint venture interest, subject to a 2.5% net profits interest ("NPI") held by the original owners, in certain mineral properties in northwestern Ontario under the Pickle Lake Joint Venture. The Company is searching for additional joint venture partners to fund further exploration on these properties, and maintains the claims in good standing.

The Company holds an 8.1% net profits interest in the Little Bald Mountain property in Nevada, USA.

Market Trends

According to a recent report by Bloomberg, copper stockpiles have dropped by 83% in the past year as supply from the world's largest copper mines has decreased while demand from China and the United States has increased. Copper prices reached a 15 year high of US$1.46 per pound in mid-October, and have averaged US$1.27 per pound in the year to date. In mid-October, molybdenum oxide was trading at about US$18.50 per pound, well above its long term average price of US$4.00 per pound.

The average gold price over the past quarter has increased, continuing an overall uptrend in 2004. The average gold price for the first six months of 2004 was US$399 per ounce whereas it has averaged approximately US$402 per ounce over the ten months to the end of October.

NORTHERN DYNASTY MINERALS LTD. NINE MONTHS ENDED SEPTEMBER 30, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3         Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and are expressed in Canadian dollars.

	As at	As at	As at
	December 31	December 31	December 31
	2003	2002	2001
Current assets	$3,670,609	$682,336	$2,584,833
Other assets	12,037	2,813	3,534
Total assets	3,682,646	685,149	2,588,367

Current liabilities	429,722	186,288	768,544
Shareholders' equity	3,252,924	498,861	1,819,823
Total shareholders' equity & liabilities	3,682,646	685,149	2,588,367

Working capital	3,240,887	496,048	1,816,289

Expenses
Conference and travel	80,019	55,856	20,233
Depreciation	3,832	721	286
Exploration	5,501,729	4,329,936	1,168,394
Legal, accounting and audit	29,977	45,518	43,823
Office and administration	521,557	480,987	211,913
Property investigations	-	-	99,159
Shareholder communication	578,476	164,031	6,944
Trust and filing	39,125	24,768	12,763
Foreign exchange loss (gain)	(62,206)	37,655	(7,876)
Gain on disposal of equipment	(3,403)	-	-
Interest income	(64,709)	(26,979)	(100,755)
Exploration - stock-based compensation	426,178	-	-
Stock-based compensation	1,248,886	-	-
Loss for the period	$8,299,461	$5,112,493	$1,454,884

Basic and diluted loss per share	$(0.35)	$(0.41)	$(0.20)

Weighted average number of common shares outstanding	23,386,208	12,562,113	7,448,167

NORTHERN DYNASTY MINERALS LTD. NINE MONTHS ENDED SEPTEMBER 30, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4         Results of Operations

Expenses in the third quarter of fiscal 2004, excluding stock-based compensation, foreign exchange, interest and write downs of marketable securities, increased to $18,729,138, as compared to $7,601,301 incurred in the second quarter of fiscal 2004 and $2,608,653 in the third quarter of 2003. The largest expense was $17,809,456 for exploration (excluding stock-based compensation), an increase from $7,163,036 in the second quarter of 2004. The increase was primarily due to increased drilling and environmental activities at the Pebble Project.

Exploration costs also increased in the third quarter of fiscal 2004 compared to the same quarter of 2003. The main exploration expenditure during the quarter was for drilling (2004 - $7,899,304; 2003 - $1,619,180) as the Company was completing its current year drill program on the property. Other significant exploration costs are:

  environmental (2004 - $6,397,618; 2003 - $22,163) for planning and carrying out a variety of environmental test work,

  helicopter transportation for geological and environmental crews as well as drills and drill crews (2004 - $3,675,301; 2003 - $447,750),

  engineering (2004 - $2,658,076; 2003 - $45,435) for tailings site studies and site and infrastructure planning, and site activities (2004 - $3,266,646; 2003 - $498,470), including site support and cost of the new field office in Anchorage.

Office and administration costs increased from $187,902 spent in the third quarter of the 2003 fiscal year to $610,508 in the third quarter of the 2004 fiscal year as additional activities have been required to support work at the Pebble site. Shareholder communication expenses decreased from $394,547 spent in the third quarter of 2003 to $121,771 in fiscal 2004.

Stock-based compensation of $1,554,402 was charged to operations during the third quarter of 2004, compared to $44,343 in the second quarter of 2004 and $nil in the third quarter of 2003. The increase in stock-based compensation expense in the third quarter of 2004 is related primarily to the increase in the share price of the Company during the quarter. The share price is a significant component of the value of stock-based compensation for unvested options to non-employees.

NORTHERN DYNASTY MINERALS LTD. NINE MONTHS ENDED SEPTEMBER 30, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5         Summary of Quarterly Results

Expressed in thousands of Canadian dollars, except per-share amounts. Small differences are due to rounding.

	Sep 30	June 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31
	2004	2004	2004	2003	2003	2003	2003	2002
Current assets	$20,535	$24,741	$24,781	$3,671	$5,386	$971	$469	$682
Other assets	264	147	33	12	4	5	3	3
Total assets	20,799	24,888	24,814	3,683	5,391	976	472	685

Current liabilities	7,087	2,303	631	430	843	386	31	186
Shareholders' equity	13,712	22,585	24,183	3,253	4,548	590	441	499
Total shareholders' equity
and liabilities	20,799	24,888	24,814	3,683	5,391	976	472	685

Working capital	13,448	22,438	24,150	3,241	4,543	585	538	496

Expenses
Conference and travel	139	102	32	35	14	24	6	22
Depreciation	12	6	2	3	1	1	-	-
Exploration	17,809	7,163	1,308	2,001	2,000	1,363	138	737
Legal, accounting and audit	32	7	3	8	7	15	1	24
Office and administration	610	222	136	53	188	225	56	104
Shareholder communication	122	76	193	57	395	99	28	98
Trust and filing	5	26	13	3	5	24	8	4
Subtotal	18,729	7,601	1,686	2,159	2,609	1,750	237	989
Foreign exchange loss (gain)	103	94	10	(11)	(16)	(32)	(4)	3
Gain on disposal of equipment	-	-	-	-	(3)	-	-	-
Interest income	(102)	(110)	(68)	(26)	(34)	(2)	(2)	-
Write down of marketable
securities	-	(351)	-	-	-	-	-	-
Subtotal	18,730	7,936	1,628	2,122	2,556	1,716	231	992
Stock-based compensation	1,555	44	2,437	1,675	-	-	-	-
Loss for the period	20,285	7,980	4,065	3,797	2,556	1,716	231	992

Basic and diluted loss per
share	$(0.46)	$(0.22)	$(0.13)	$(0.14)	$(0.11)	$(0.10)	$(0.01)	$(0.06)

Weighted average number of
common shares outstanding
YTD (thousands)	39,891	34,636	32,359	23,386	20,695	17,635	16,978	12,562

NORTHERN DYNASTY MINERALS LTD. NINE MONTHS ENDED SEPTEMBER 30, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

1.6         Liquidity

Historically the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common share capital in each of the past few years, pursuant to private placement financings and the exercise of warrants or options. The Company's access to financing when the financing is not transaction specific is always uncertain. There can be no assurance of continued access to significant equity funding.

At September 30, 2004, the Company had working capital of approximately $13.4 million. As Northern Dynasty has planned in 2004 to spend $34 million on its exploration and development programs at the Pebble project ($17 million of which was spent during the quarter, and approximately $27 million of this planned amount has been spent year to date), the Company has adequate funds for continued exploration and related work for the remainder of 2004 and for general corporate working capital through 2005. Additional financing will be necessary to undertake the 2005 exploration program when it is developed over the next quarter.

The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations.

The Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.7         Capital Resources

On March 16, 2004, the Company completed a private placement by issuing 2,750,000 units at $8.00 each, for net proceeds of approximately $21.9 million. Each unit was comprised of a common share and one half warrant. Each whole warrant entitles the holder to purchase one common share at a price of $9.00 until March 16, 2005. The TSX Venture Exchange subsequently consented to the reduction of the exercise price of 821,875 of these warrants to $4.65.

On August 5, 2004, the Company completed a $10 million private placement financing, consisting of 2,816,902 units of its capital at $3.55 per unit. Each unit consisted of one common share and one share purchase warrant exercisable to purchase an additional common share at a price of $4.15 until August 5, 2005.

In July 2003, the Company completed a private placement consisting of 6,944,445 units at a price of $0.72 per unit. Each unit was comprised of one common share and one warrant exercisable to purchase an additional common share at a price of $0.90 until June 12, 2004. These warrants were all exercised during the period.

At September 30, 2004, Northern Dynasty had working capital of approximately $16 million, as compared to $3.2 million at the end of the 2003 fiscal year. Working capital increased as a result of the March 2004 $21.9 million private placement, the August 5, 2004 $9.8 million private placement and

NORTHERN DYNASTY MINERALS LTD. NINE MONTHS ENDED SEPTEMBER 30, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

$7,019,046 received in cash from the exercise of options and warrants during the period. Northern Dynasty had 45,005,687 common shares issued and outstanding at September 30, 2004.

The Company had no commitments for material capital expenditures as of September 30, 2004.

In November 2001, the Company entered into an agreement with Teck Cominco American Incorporated ("Teck Cominco") to acquire the rights to two options respecting its Pebble property in southwestern Alaska (see section 1.2 of this MD&A). Accordingly, the Company will use its capital resources primarily to continue to conduct an exploration and development program on the Pebble property.

The Company has no lines of credit or other sources of financing which have been arranged but as yet unused.

1.8         Off-Balance Sheet Arrangements

None.

1.9         Transactions with Related Parties

Hunter Dickinson Inc. ("HDI") carries out investor relations, geological, corporate development, administrative and other management activities for, and incurs third party costs on behalf of the Company. Northern Dynasty reimburses HDI on a full cost-recovery basis.

Costs for services rendered by HDI to the Company were $575,779 in the third quarter of fiscal 2004, as compared to $607,101 in the previous quarter and $443,178 in the third quarter of 2003. Services rendered in the current and previous quarter are similar. However, the variance between the current quarter and the same quarter in 2003 has increased due to the increased level of activity of the Company.

During the nine months ended September 30, 2004, the Company paid $82,000 to a private company controlled by Brian Mountford, a director, for engineering and project management services. During the nine months ended September 30, 2004, the Company paid approximately $107,000 to a private company controlled by Bruce Jenkins, the Chief Operating Officer of the Company's main subsidiary, for project management services. During the nine months ended September 30, 2004, the Company was charged $129,000 by Galahad Gold plc, a significant shareholder of the Company, for engineering services billed at market rates.

1.10        Fourth Quarter

Not applicable.

1.11         Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course or as described in items 1.6 or 1.7 above, before the board of directors for consideration. In November 2004, subsequent to the quarter end, the Company exercised the first option (for the Resource

NORTHERN DYNASTY MINERALS LTD. NINE MONTHS ENDED SEPTEMBER 30, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

Lands) under the Pebble option agreement with Teck Cominco, for US$10 million by the issuance of 1,772,725 common shares of the Company.

1.12         Critical Accounting Estimates

Not applicable. As at September 30, 2004, the Company was a venture issuer.

1.13         Changes in Accounting Policies including Initial Adoption

None.

1.14         Financial Instruments and Other Instruments

None.

1.15         Other MD&A Requirements

1.15.1      Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

1.15.2      Additional Disclosure for Venture Issuers Without Significant Revenue

(a) capitalized or expensed exploration and development costs;

               The required disclosure is presented in note 7 of the accompanying financial statements.

(b) expensed research and development costs;

               Not applicable.

(c) deferred development costs;

               Not applicable.

(d) general and administration expenses; and

               The required disclosure is presented in the Consolidated Statements of Operations.

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d);

               None.

NORTHERN DYNASTY MINERALS LTD. NINE MONTHS ENDED SEPTEMBER 30, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.3      Disclosure of Outstanding Share Data

The following details the share capital structure as of November 23, 2004, the date of this MD&A, subject to minor accounting adjustments.

		Exercise
	Expiry date	price	Number	Number
Common shares				47,635,287

Share purchase options	December 20, 2004	$0.50	10,000
	May 9, 2005	$0.75	45,000
	July 29, 2005	$0.94	50,000
	July 29, 2005	$1.18	3,000
	July 29, 2005	$2.35	315,000
	September 19, 2005	$2.30	7,500
	November 30, 2005	$5.00	1,479,334
	November 30, 2005	$5.05	38,000
	November 30, 2006	$4.65	100,000
	November 30, 2006	$5.00	2,192,000	4,239,834

Warrants	January 14, 2005	$0.60	30,000
	March 16, 2005	$9.00	553,125
	August 5, 2005	$4.15	2,816,902	3,400,027

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

The Company's auditors have not reviewed this MD&A or the accompanying unaudited quarterly financial statements to which this MD&A relates.

All information contained in this MD&A relating to the contents of the Preliminary Assessment, including but not limited to statements of the Pebble project's potential and information under the headings "Production Parameters," "Capital Costs, Sustaining Capital Costs, and Operating Costs," "Production Summary," "Off-site Costs," and "Financial Analyses," are "forward looking statements" within the definition of the United States Private Securities Litigation Reform Act of 1995. The information relating to the possible construction of a port, road, power generating facilities and power transmission facilities also constitutes such "forward looking statements." The Preliminary Assessment was prepared to broadly quantify the Pebble project's capital and operating cost parameters and to provide guidance on the type and scale of future project engineering and development work that will be needed to ultimately define the project's likelihood of feasibility and optimal production rate. It was not prepared to be used as a valuation of the Pebble project nor should it be considered to be a pre-feasibility study. The capital and operating cost estimates which were used have been developed only to an approximate order of magnitude based on generally understood capital cost to production level relationships and they are not based on any systematic engineering studies, so the ultimate costs may vary widely from the amounts set out in the Preliminary Assessment. This could materially and adversely impact the projected economics of the Pebble

NORTHERN DYNASTY MINERALS LTD. NINE MONTHS ENDED SEPTEMBER 30, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

project. As is normal at this stage of a project, data is incomplete and estimates were developed based solely on the expertise of the individuals involved as well as the assessments of other persons who were involved with previous operators of the project. At this level of engineering, the criteria, methods and estimates are very preliminary and result in a high level of subjective judgment being employed. The Preliminary Assessment uses only inferred mineral resources which are considered too speculative geologically to be categorized as mineral reserves and to have economic considerations applied to them. There can be no assurance that the operating and financial projections contained in the Preliminary Assessment will be realized.

The following are the principal risk factors and uncertainties which, in management's opinion, are likely to most directly affect the conclusions of the Preliminary Assessment and the ultimate feasibility of the Pebble project. The mineralized material at the Pebble project is currently classified as an inferred resource and it is not a reserve. The mineralized material in the Preliminary Assessment is based only on the inferred resource model developed by Norwest Corporation in February, 2004. That model includes only assay information from drilling up to the end of 2003. Considerable additional work, including in-fill drilling, additional process tests, and other engineering and geologic work will be required to determine if the mineralized material is an economically exploitable reserve. There can be no assurance that this mineralized material can become a reserve or that the amount may be converted to a reserve or the grade thereof. Final feasibility work has not been done to confirm the pit design, mining methods, and processing methods assumed in the Preliminary Assessment. Final feasibility could determine that the assumed pit design, mining methods, and processing methods are not correct. Construction and operation of the mine and processing facilities depends on securing environmental and other permits on a timely basis. No permits have been applied for and there can be no assurance that required permits can be secured or secured on a timely basis. Data is incomplete and cost estimates have been developed in part based on the expertise of the individuals participating in the preparation of the Preliminary Assessment and on costs at projects believed to be comparable, and not based on firm price quotes. Costs, including design, procurement, construction, and on-going operating costs and metal recoveries could be materially different from those contained in the Preliminary Assessment. There can be no assurance that mining can be conducted at the rates and grades assumed in the Preliminary Assessment. The project requires the development of port facilities, roads and electrical generating and transmission facilities. Although Northern Dynasty believes that the State of Alaska favours the development of these facilities and may be willing to arrange financing for their development, there can be no assurance that these infrastructure facilities can be developed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity. The Preliminary Assessment assumes specified, long-term prices levels for gold, copper, silver and molybdenum. Prices for these commodities are historically volatile, and Northern Dynasty has no control of or influence on those prices, all of which are determined in international markets. There can be no assurance that the prices of these commodities will continue at current levels or that they will not decline below the prices assumed in the Preliminary Assessment. Prices for gold, copper, silver, and molybdenum have been below the price ranges assumed in Preliminary Assessment at times during the past ten years, and for extended periods of time. The project will require major financing, probably a combination of debt and equity financing. Interest rates are at historically low levels. There can be no assurance that debt and/or equity financing will be available on acceptable terms. A significant increase in costs of capital could materially and adversely affect the value and feasibility of constructing the project. Other general risks include those ordinary to very large construction projects including the general uncertainties inherent in engineering and construction cost, the need to comply with generally increasing environmental obligations, and accommodation of local and community concerns.